Exhibit 99.1

Spin by OXXO obtains authorization to operate as an electronic payment entity in Mexico

Monterrey, Mexico, October 7, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that its subsidiary Compropago S.A.P.I. de C.V. has successfully completed the regulatory process required under the Mexican fintech legal framework and has been authorized by the Comisión Nacional Bancaria y de Valores (“CNBV”) to operate as “Institución de Fondos de Pagos Electrónico” (“IFPE”).

Jose Antonio Fernández Garza, CEO of Digital@FEMSA commented:

“This is exciting news as it marks another relevant step in the consolidation of our value proposition, allowing us to become one of the most relevant means of payment in Mexico, and moving us forward in our effort to generate economic and social value in the communities where we operate. With this achievement, Spin by OXXO will contribute to increasing financial inclusion in Mexico, allowing more people to have access to financial products and services in an easy, secure and reliable way.”

This represents an important milestone for FEMSA Digital and Spin by OXXO’s strategy, reflecting its solid and reliable business model and secure platform, while providing its more than 4 million registered users the backing of the robust Mexican fintech regulatory framework.

###

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, and OXXO Gas, a chain of retail service stations; through a Health Division, which includes drugstores and related activities; and through FEMSA’s Digital Division, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	October 7, 2022	| Page 1